July 27, 2006

VIA FACSIMILE AND EDGAR

Re:	Evercore Partners Inc.
Registration Statement on Form S-1
File No. 333-134087

Mr. Edwin Adames

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Adames:

We refer to your telephone conversation with Mr. David Wezdenko, the Chief Financial Officer of Evercore Partners Inc., in relation to our letter dated July 20, 2006 and the above-referenced Registration Statement relating to the offering of shares of its Class A common stock, par value $0.01 per share. Set forth below is a response to an additional query raised by you during such telephone conversation. To assist your review, we have set out our understanding of your query below. The response and information described below are based upon information provided to us by Evercore.

1.	Please explain why different percentages of the Historical GPs are to be contributed.

As disclosed in the “Summary” section and elsewhere in the Registration Statement, with the exception of a non-managing minority equity interest in the general partner of the Evercore Capital Partners II fund, the Historical GPs (as defined in our letter dated July 20, 2006) are not being contributed to Evercore LP as part of the reorganization that will take place prior to the offering. Accordingly, following the offering, Evercore will no

Securities and Exchange Commission	-2-	July 27, 2006

longer receive any carried interest from the Evercore Capital Partners I or Evercore Ventures funds or any gains or losses arising from investments in those funds because the general partners of these funds are not being contributed to Evercore LP as the investment periods of these funds have expired. However, through its equity interest in the general partner of the Evercore Capital Partners II fund, Evercore will receive 8% to 9% (depending on the particular fund investment) of any carried interest realized from that fund following this offering, as well as gains (or losses) on investments based on the amount of capital in that fund which is contributed to, or is subsequently funded by, Evercore. In addition, and as described in the Registration Statement under the caption “Business—Business Segments—Investment Management,” capital invested in the Evercore Capital Partners II fund is also being contributed. As of June 30, 2006, approximately $8 million of capital invested in the Evercore Capital Partners II fund is to be contributed. Evercore also expects to receive a portion of the carried interest realized from any future private equity funds it manages and gains (or losses) on investment based on the amount of capital it contributes in respect of any such future fund.

As discussed in our letter dated June 26, 2006 in response to the Staff’s prior comment 29, Evercore respectfully advises the Staff that the decision on whether to contribute the Historical GPs was based on the commercial judgment of Evercore’s Senior Managing Directors, including their assessment of each fund’s status in its respective lifecycle (fundraising period, investment period and realization or harvesting period) and the manner in which the contribution of these entities would be valued by Evercore’s public stockholders. More specifically, Evercore advises the Staff that the Evercore Capital Partners II fund is the only fund that is still in the investment period of its lifecycle, and that this fund is nearing the end of that investment period. The Evercore Capital Partners II fund has invested more than 80% of its committed capital and the investment period for this fund will expire in 2007. Many of the historical private equity investments of the Evercore Capital Partners I fund and the Evercore Venture fund have already been realized and the proceeds therefrom distributed to the members of the general partners of these funds. The investment periods of the Evercore Capital Partners I fund and the Evercore Ventures fund have already expired, and both of these funds are now in the realization or harvesting period of their respective lifecycles. In connection with this differential in lifecycle stages between the Evercore Capital Partners II fund, on the one hand, and the Evercore Capital Partners I fund and the Evercore Venture fund, on the other hand, Evercore advises the Staff that the members of the private equity fund’s general partner typically allocate the carried interest—and fund the capital for—an investment by a private equity fund managed by Evercore at the time the investment is made by the fund. By way of context, Evercore advises the Staff that the capital investments in the Evercore Capital Partners II fund that are being contributed relate to investments by that fund that were funded starting during 2005 when the possibility of the reorganization and offering first became contemplated. For the foregoing reasons, in determining the percentage interest in the Historical GPs to be contributed, Evercore determined to contribute carried interest realized after the offering for unrealized historical private equity investments by Evercore Capital Partners II as well as carried interest from future private equity investments to be made by that fund after the offering.

Securities and Exchange Commission	-3-	July 27, 2006

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Please do not hesitate to call Vincent Pagano, Jr. at 212-455-3125 or Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this letter or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission
Donald Walker Todd K. Schiffman, Esq. Gregory S. Dundas, Esq.

Evercore Partners Inc.
Adam B. Frankel, Esq. David E. Wezdenko Thomas J. Gavenda

Wilmer Cutler Pickering Hale and Dorr LLP
Mark G. Borden, Esq. Stuart R. Nayman, Esq.